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Exhibit 99.1

FOR IMMEDIATE RELEASE
Contacts:

Claude Imbleau
President & CEO
(704) 362-1115 (x 200)
cimbleau@transbotics.com


Ryan Willis
Director of Marketing & Advertising
Business Development
(704) 362-1115 (x 207)
rwillis@transbotics.com

TRANSBOTICS SECURES ORDER TO IMPLEMENT A LASER GUIDED
VEHICLE SYSTEM FOR A NEW FOOD & BEVERAGE INDUSTRY CLIENT

CHARLOTTE, NC, June 20, 2002 - Transbotics Corporation, (OTCBB: AGVS.OB; www.transbotics.com), formerly NDC Automation, Inc., announced recently they received an order from a new client in the food & beverage industry. The order totaling approximately $500,000, includes vehicles, controls, hardware, software, engineering services and related equipment.

The client is located in Arizona and will be using Transbotics' latest automation technology including LazerWay(R) guidance to automate the process of moving finished goods and dunnage.

"We are thrilled that we were chosen to be the supplier to this new customer in the food & beverage industry," said Claude Imbleau, President of Transbotics. "This contract represents two very important issues for us: First, companies are continuing to make investments in new technologies that improve operational efficiencies. Second, it shows that our solutions are competitive in the market."

For over 20 years Transbotics Corporation has specialized in the design, development, support and installation of Automatic Guided Vehicles (AGVs), or transportation robots, with an emphasis on complete customer satisfaction. The Company is a leading North American supplier of Automatic Guided Vehicle Systems
(AGVS), system retrofits and upgrades, AGV controls technology, engineering services, AGV batteries, chargers and other related products. Transbotics' vehicles can be off-the-shelf or engineered-to-order. Each Transbotics vehicle uses leading-edge hardware, software, controls and components, including LazerWay(R) AGV control guidance, that provides optimal flexibility and accuracy. Transbotics is committed to assisting its customers in increasing their material-handling efficiencies, thus boosting their bottom line.

Transbotics provides custom automation solutions to a variety of industries, including aerospace and defense, automotive, ceramics, chemical processing, food and beverage, newsprint and publishing, microelectronics, plastics, primary metals and recycling. Transbotics' current customers include Fortune 500 companies as well as small manufacturing companies.

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